

Mail Stop 3561

March 5, 2009

General Motors Corporation
Nick S. Cyprus- Controller and Chief Accounting Officer
300 GM Renaissance Center
P.O. Box 300
Detroit, Michigan 48265

Re: **General Motors Corporation**
   Form 10-K for the year ended December 31, 2007
   Filed February 28, 2008
   Form 10-Q for the nine months ended September 30, 2008
   Filed November 10, 2008
   File No. 001-00043

Dear Mr. Cyprus:

   We have completed our review of your Form 10-K and 10-Q along with the corresponding related filings and do not, at this time, have any further comments.

          Sincerely,

          David R. Humphrey
          Branch Chief